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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                              John F. Gaither, Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     The purpose of this amendment is to amend and supplement Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended, and to add an additional Exhibit and to revise the Exhibit Index accordingly.


ITEM 9.        EXHIBITS.

Exhibit No.    Description
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  (a)(18)      Letter, dated August 4, 2004, to NeighborCare employees

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                    NEIGHBORCARE, INC.

                                    By:  /s/ John F. Gaither, Jr.
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                                         John F. Gaither, Jr.
                                         Senior Vice President,
                                         General Counsel and Secretary

                                    Dated:  August 5, 2004

                                INDEX OF EXHIBITS

Exhibit No.    Description
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 (a)(18)       Letter, dated August 4, 2004, to NeighborCare employees



















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